Exhibit 99.1

TOP IMAGE SYSTEMS LTD.
1 B.S.R. Tower, 2 Ben Gurion St.
Ramat Gan
 Israel
+972-3-7679101

November 11, 2016

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual meeting of the shareholders of Top Image Systems Ltd. (the "Company") will be held at the Company’s offices at 1 B.S.R. Tower, 2 Ben Gurion St., Ramat Gan, Israel, on December 23, 2016 at 10:00 AM (Israel time) (the “Meeting”).  The following matters are on the agenda of the Meeting:

(1)	To elect Izhak Nakar as a director until the next annual meeting of the shareholders of the Company.

(2)	To elect Don Dixon as a director until the next annual meeting of the shareholders of the Company.

(3)	To elect Ido Schechter as a director until the next annual meeting of the shareholders of the Company.

(4)
To approve incentive compensation for 2016 for Mr. Izhak Nakar, the Company's Active Chairman, as follows: in the event that the Company reaches (i) the Revenue Target, (ii) the EBITDA Target and (iii) the Professional Target, Mr. Nakar will be entitled to an incentive at 4.25% of the Company’s EBITDA (but not more than one year of his base salary) – provided that the total incentives payable to Mr. Nakar and other officers will not exceed 15% of EBITDA.

"Revenue Target", "EBITDA Target" and "Professional Target" are defined in Section ý4 of the Proposals below.

(5)
To approve the Company's 2016 Israeli Incentive Plan in the form adopted by the Board of Directors and attached as Exhibit A (the "2016 Plan"), and in that context, to reserve 1,500,000 Ordinary Shares, nominal value NIS 0.04 per share, of the Company for issuance in the event of exercise of options awarded under the 2016 Plan and to terminate the reservation of any Ordinary Shares previously reserved for issuance under the Company's 2003 Israeli Share Option Plan (the “2003 Plan”) which would not be required in the event of exercise of all outstanding options under the 2003 Plan.

(6)
To approve the implementation of the Repricing Plan to the extent the Repricing Plan relates to options to purchase shares of the Company, held by Mr. Izhak Nakar (the Company's Active Chairman of the Board of Directors) and Dr. Ido Schechter (a member of the Company's Board of Directors) and to approve the RSU Plan (to the extent it relates to Mr. Nakar).

"Repricing Plan" and "RSU Plan" is defined in Section ý6 of the Proposals below.

(7)
To ratify the Company’s entry into the offer letter in the form attached as Exhibit B with Mr. Brendan Reidy as the Company's new CEO, effective retroactively to August 23, 2016, and to approve the Company's entry into an employment agreement with substantially the same terms as the offer letter.

(8)
To approve the conclusion of a Bonus Agreement with a company controlled by Mr. Izhak Nakar, the Company's Active Chairman, in the form attached as Exhibit C'1, as amended by Exhibit C'2, (following non-approval in the 2015 annual meeting, apparently as a result of mis-marked proxy cards) according to which, in certain cases in which there is a merger or acquisition that expresses a valuation of the Company of at least $90,000,000, the company controlled by Mr. Nakar will be entitled to a cash bonus.

(9)
To extend the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the independent public accountants of the Company until the next annual meeting of the shareholders of the Company and to authorize the Board of Directors to determine their remuneration in accordance with the volume and nature of their services, subject to the approval of the audit committee of the Company.

(10)	To review the Company’s consolidated Financial Statements for the year ended December 31, 2015.

Shareholders of record at the close of business on November 14, 2016 (the “Record Date” and such holders, “Shareholders”) will be entitled to receive notice of and to vote at the Meeting and any adjournments.

Review of Documents

Prior to the Record Date, the Company filed a current report on Form 6-K - which includes these proxy materials and which is available on the website of the U.S. Securities and Exchange Commission (the “Commission”) at http://www.sec.gov (the “Distribution Site”) and on the Company's website at www.TopImageSystems.com and made this notice and proxy statement available on the Distribution Site, together with related proxy card and financial statements for the year ended on December 31, 2015. Shareholders of the Company may also review a copy of all such documents at the Distribution Site and at the Company's offices at the address stated above during regular working hours and subject to prior appointment (Tel: +972-3-7679100). Shareholders are entitled to receive a copy of the proxy statement, and all exhibits thereto, the proxy card, all position notices, the Compensation Policy, and the annual report at their request from the Company.

Voting

Shareholders who do not expect to attend the Meeting in person are requested to print out, mark, date and sign the proxy card posted with the proxy statement and mail it as promptly as possible to the Company’s above-listed address. A Shareholder may also choose to mark, date, sign and mail the proxy card received by mail.

- ii -

With regard to Resolution (7), Shareholders must indicate on the proxy card whether or not they are Controlling Shareholders of the Company or have a Personal Interest in the Resolutions (each as defined in Israel's Companies Law, 5759-1999 – the "Companies Law") or are Senior Officers of the Company or Institutional Investors in the Company (each as defined in the Israeli Companies Regulations (Proxy Forms and Position Notices) – 2005 (the "Proxy Regulations")). The votes of Shareholders who do not indicate whether or not they are Controlling Shareholders or have a Personal Interest will not be counted. The votes of Shareholders who indicate that they have a Personal Interest but do not specify the nature of the Personal Interest will also not be counted. However, the votes of Shareholders who do not indicate whether or not they are Senior Officers or Institutional Investors will be counted.

Submission of Proxy Card

A duly executed proxy card must be received by the Company no later than December 23, 2016 at 6:00 AM (Israel time), i.e. 4 hours before the Meeting, in order to be counted in the vote to be held at the Meeting.

Submission of Position Notices

A Shareholder may address the other Shareholders in writing through the Company in an attempt to influence the manner in which the Shareholders will vote with regard to any proposal. Position notices must be submitted to the Company no later than the close of the business in Israel on December 14, 2016. Any position notice submitted to the Company at a later date will be ignored.

Request to Include Item on Agenda

A Shareholder holding, or Shareholders holding together, at least one percent of the voting rights represented at the Meeting are entitled to request that the Board of Directors include an item on the agenda, provided the item is suitable to be dealt with at the Meeting.  Such request must be submitted to the Company within 7 days after the publication of this notice.  If the request is to include a candidate to serve as a Director, the request must include the details required by Regulation 26 of Israel’s Securities Regulations (Periodic and Immediate Reports), 5730-1970 and the candidate must provide a declaration in accordance with Section 224B of the Companies Law.

Voting through Agent; No Internet Voting

A Shareholder may appoint a voting agent to vote in his or her place by way of signing a writ of appointment in accordance with the Company's Articles of Association.

The Company does not allow voting through the Internet.

By Order of the Board of Directors, TOP IMAGE SYSTEMS LTD. Izhak Nakar Active Chairman of the Board of Directors Date: November 11, 2016

- iii -

PROXY STATEMENT

TOP IMAGE SYSTEMS LTD.

1 B.S.R. Tower, 2 Ben Gurion St.
Ramat Gan
 Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

December 23, 2016

The Board of Directors (the "Board of Directors") of Top Image Systems Ltd. (the "Company") hereby solicits a proxy for use at the Company's Annual General Meeting of Shareholders (the "Meeting") to be held at the Company’s offices at 1 B.S.R. Tower, 2 Ben Gurion St., Ramat Gan, Israel on December 23, 2016 at 10:00 AM (Israel time), or at any adjourned date thereof.

VOTING PROCEDURES

Record holders of our Ordinary Shares as of the Record Date (“Shareholders") who are unable to attend the Meeting in person should print out, mark, date and sign the proxy card (the “Proxy Card”) posted on the website of the U.S. Securities and Exchange Commission (the “Commission”) at www.sec.gov (the “Distribution Site”) and on the Company's website at www.TopImageSystems.com, together with the notice of Annual General Meeting of Shareholders (the “Notice”) and this Proxy Statement and mail it as promptly as possible to the Company as specified in the Notice. A Shareholder who receives a Proxy Card by mail may, in lieu of printing the Proxy Card from the Distribution Site, complete, date and sign the mailed Proxy Card and return it to the Company in the pre-addressed envelope included in the mailing. In all cases, with regard to Resolution ý(7), Shareholders must indicate on the proxy card whether or not they are Controlling Shareholders of the Company or have a Personal Interest in the Resolutions (each as defined in Israel's Companies Law, 5759-1999 – the "Companies Law") or are Senior Officers of the Company or Institutional Investors in the Company (each as defined in the Israeli Companies Regulations (Proxy Forms and Position Notices) – 2005 (the "Proxy Regulations")). The votes of Shareholders who do not so indicate whether they are Controlling Shareholders or have a Personal Interest will not be counted with regard to the relevant Resolution(s).  The votes of Shareholders who indicate that they have a Personal Interest but do not specify the nature of the Personal Interest will also not be counted with regard to the relevant Resolution(s). However, the votes of Shareholders who do not indicate whether or not they are Senior Officers or Institutional Investors will be counted.

Upon the receipt of a properly executed Proxy Card (including with regard to Resolution ý(7), indication on the proxy card whether or not they are Controlling Shareholders or have a Personal Interest), no later than December 23, 2016, at 6:00 AM (Israel time), i.e. 4 hours before the Meeting, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekel (“NIS”) 0.04 of the Company, (the “Ordinary Shares”) covered thereby in accordance with the instructions of the Shareholders executing the Proxy Card. In the absence of such instructions, the Ordinary Shares represented thereby will be voted in favor of each of the proposals discussed in this Proxy Statement and for each of the nominees for Directors below. Abstentions will be deemed as neither a vote “FOR” nor “AGAINST” a proposal, although they will be counted in determining whether a quorum is present.

 A proxy solicited hereby and delivered hereunder may be revoked no later than 24 hours prior to the commencement of the Meeting, by delivering a written revocation to Mr. Yossi Dagan, CFO of the Company. A proxy-revoking Shareholder, or a Shareholder that has not delivered a proxy, may vote by attending the Meeting. Directors, Office Holders and employees of the Company may also be in contact with Shareholders by telephone, fax, email and personally to solicit proxies. Brokers, custodians and fiduciaries are requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs to the extent required by applicable law, including applicable NASDAQ rules.

Except with regard to Position Notices described below, the Company will bear the cost of the preparation and publication of its proxy materials and the solicitation of proxies.

SHAREHOLDERS' POSITION NOTICES

The Companies Law provides that, with regard to those matters that may be voted upon by proxy, the Board of Directors or any Shareholder of the Company may address the Shareholders in writing through the Company in an attempt to influence the manner in which the Shareholders will vote (a "Position Notice"). Any Shareholder who desires to submit a Position Notice must submit it to the Company no later than the close of business in Israel on December 14, 2016. The Company may respond to such Position Notices no later than December 19, 2016. The Company will make all Position Notices which have been submitted in a timely manner available to the public through the Distribution Site. Copies of such Position Notices may also be obtained for no charge at the Company's offices (at the address listed above). The Company will also send to each record holder a copy of each Position Notice timely submitted to it no later than the close of business on the business day after it is submitted. The Company will be entitled to reimbursement from a Shareholder who provides a Position Notice for the reasonable cost incurred in sending such Position Notice to the record holders. In case of a Position Notice sent by a Shareholder or Shareholders holding shares of the Company having a value of NIS 12,047.08 (approximately US$3,200) or more, (determined according to the closing price of the Ordinary Shares on the day immediately preceding the Record Date, as defined below), the Company will be entitled to reimbursement of up to NIS 240.94 (approximately US$65).

INSPECTION OF PROXY CARDS

One or more Shareholders of the Company’s Ordinary Shares representing five percent (5%) or more of the total voting rights of the Company and also one or more Shareholders of the Company’s Ordinary Shares holding five percent (5%) or more of the voting rights of all Ordinary Shares not held by a Controlling Shareholder (as defined in Section 268 of the Companies Law) will be entitled, upon request, to inspect Proxy Cards in accordance with the provisions of Regulation 10 of the Proxy Regulations.

As of November 1, 2016, the number of Ordinary Shares representing 5% of all voting rights of the Company is approximately 896,612 shares.

As of November 1, 2016, the total number of Ordinary Shares representing 5% of all voting rights of the Company not held by a Controlling Shareholder as set forth above is also approximately 896,612 shares.

RECORD DATE, QUORUM AND REQUIRED MAJORITY

Only holders of record of Ordinary Shares at the close of business on November 14, 2016 (the "Record Date") are entitled to notice of, and to vote at, the Meeting. On November 1, 2016, approximately 17,932,230  Ordinary Shares were outstanding and entitled to vote. Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting. All of the Shareholders have the same voting rights.

The attendance at the Meeting of two or more Shareholders, personally, by their representatives or by proxy, who hold in the aggregate 33 1/3% or more of the voting power of the Company will constitute a quorum for the Meeting. If no quorum is present within a half hour after the time appointed for the holding of the Meeting, the Meeting will stand adjourned to the same day in the following week, at the same time and place, with no need for any notice to the Shareholders. If there is no quorum present at a postponed meeting, the meeting may be postponed to another date.

Resolutions  (1), (2), (3), (4), (5), (6), (8) and (9) set forth in this Proxy Statement require a simple majority of the total number of votes cast at the meeting, excluding abstentions.

Resolution (7) requires one of the following a) the majority of the votes at the General Meeting including a majority of the votes of Shareholders who are not Controlling Shareholders or who do not have a Personal Interest in the relevant resolution and who are participating in the vote (abstaining Shareholders will not be regarded as having voted, nor will the vote of any Shareholder who did not indicate whether or not he, she or it is a Controlling Shareholder or has a Personal Interest be counted) or b) the total votes of the opposing Shareholders among the Shareholders mentioned in sub-paragraph a) is not greater than 2% of all the voting rights in the Company (a “Special Majority”).

The Company does not believe that it has any Controlling Shareholders. In all cases, votes may be cast in person or by proxy.

PRINCIPAL SHAREHOLDERS

The following table shows, as of November 1, 2016, certain information as to each person known to the Company to be the beneficial owner of more than 5% of the Ordinary Shares then outstanding and all Directors and officers as a group.

Name	Number of Shares Beneficially Owned		Percentage of Shares(3)
Izhak Nakar	2,191,659	(1)	12.0%

Entities associated with Trident Capital, Inc.	2,346,707	(2)	13.1%

All executive officers and directors as a group	5,188,442		27.8%

(1)	Including 1,562,735 Ordinary Shares of Nir 4 You Technologies Ltd., an Israeli company beneficially owned by Mr. Nakar.

(2)
Consists of (i) 2,102,267 held of record by Trident Capital Fund-V, L.P., a Delaware limited partnership, (ii) 60,846  held of record by Trident Capital Fund-V Principals Fund, L.P., a Delaware limited partnership, (iii) 12,218 held of record by Trident Capital Fund-V Affiliates Fund, L.P., a Delaware limited partnership, (iv) 11,659 held of record by Trident Capital Fund-V Affiliates Fund (Q), L.P., a Delaware limited partnership, and (v)  159,717 held of record by Trident Capital Parallel Fund-V, C.V., a partnership organized under the laws of the Netherland. Trident Capital Management-V, L.L.C, a Delaware limited liability company (“TCM-V”), is the sole general partner of Trident Capital Fund-V, L.P., Trident Capital Fund-V Affiliates Fund, L.P., Trident Capital Fund-V Affiliates Fund (Q), L.P. and Trident Capital Fund V Principals Fund, L.P. TCM-V is the sole investment general partner of Trident Capital Parallel Fund-V, C.V. The members of TCM-V are Donald R. Dixon, Peter T. Meekin, John H. Moragne and Robert C. McCormack (collectively, the “Managers”), together in the case of certain such individuals with their respective family planning vehicles as reported as of July 31, 2014. The Managers of TCM-V share voting and investment power with respect to the shares held by each fund. The address of Trident Capital, Inc. is 505 Hamilton Avenue, Suite 200, Palo Alto, California 94301.

(3)
The percentage of shares is calculated by dividing the number of shares that an individual owns and the number of shares an individual has the right to acquire within 60 days, with the sum of the number of the outstanding shares of the Company and the number of shares that such individual has the right to acquire within 60 days.

REPORTING REQUIREMENTS

The Company is subject to the information reporting requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers and to the requirements applicable to companies whose equity securities are quoted by the NASDAQ Stock Market. The Company fulfills these requirements by filing reports with the Commission. The Company’s filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. The Company’s filings are also available to the public on the Commission’s website at https://www.sec.gov/edgar/searchedgar/companysearch.html.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements.  The Company follows the rules of the State of Israel in connection with furnishing and content of proxy statements. The circulation of the Notice and this Proxy Statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

In accordance with Regulation 5D(a), of the Companies Regulations (Relief for Companies with Shares Registered for Trading Outside of Israel), 5760-2000, since the Company is traded on NASDAQ, has no Controlling Shareholder and complies with the laws of the United States that apply to companies that were incorporated in the United States with regard to the appointment of independent directors and the composition of audit committees and compensation committees, the Company decided on November 10, 2016 (the "5D Resolution") to avail itself of its exemption from the laws of the State of Israel requiring the nomination  of external directors.

PROPOSALS ON THE AGENDA OF THE MEETING

Where not otherwise indicated below, adoption of a proposal requires a simple majority of the votes, excluding abstentions.

DIRECTORS AND THEIR ELECTION

The Board of Directors presently consists of the following persons:  Izhak Nakar, Ido Schechter, Donald Dixon, Asael Karfiol and Osnat Segev-Harel.  Each of Asael Karfiol and Osnat Segev-Harel was elected as an external director within the meaning of the Companies Law. However, following the 5D Resolution, each no longer serves as an external director but will continue to serve as a director until the end of his or her term (as detailed below).

Each of Donald Dixon and Osnat Segev-Harel. has been determined by the Board of Directors to be independent and qualify as an “independent director” within the meaning of NASDAQ Rule 5605(a)(2).  The Board is also examining whether Ido Schechter is independent and qualified as an "independent director".

Unless re-elected, the terms of Izhak Nakar, Ido Schechter and Donald Dixon will expire at the general meeting to which this Proxy Statement relates. The term of Asael Karfiol will expire on November 24, 2016 (prior to the date of the Meeting)  and the term of Osnat Segev-Harel will expire on December 24, 2017.

The Board of Directors has recommended the persons named below for election as Directors to serve until the next annual general meeting of the Shareholders.

The following table provides certain relevant information concerning the nominees, including their principal occupations during the past five years and backgrounds:

Nominee	Age	Principal Occupation and Background
Izhak Nakar	65
Izhak Nakar founded Top Image Systems in 1991 and served as Chief Executive Officer & Chairman of the Board of the Company until 2001. Between 2001 and 2009 Mr. Nakar served as a Director in the Company.  Since 2009, Mr. Nakar has served as the Active Chairman of the Board.

Mr. Nakar has co-founded several technology companies including the Company, TopGuard (acquired by Elron Software NASDAQ:ELRN) and e-Mobilis, and founded Anir Vision, NIR 4 YOU TECHNOLOGY and MomSense.  Mr. Nakar served in the Israeli Air Force from 1970 to 1987, where he led various large-scale, highly technical development projects, including leading a development team that worked in cooperation with the U.S. Air Force. He received his B.Sc. in Computer Science from Bar Ilan University in 1982, and an MBA from Bar Ilan University in 1984. Mr. Nakar is a recipient of the “Israel Defense Award,” bestowed annually by the President of Israel, for the development of high-tech systems in the field of intelligence for the Israeli Defense Forces. He also received the “Man of the Year Award” in Business and Management (1995-1996) in recognition of his business accomplishments and contributions to the growth and development of Israeli high-tech companies. In addition, in 2004, Mr. Nakar was elected as a member of the Board of Israel-Japan Chamber of Commerce.

Nominee	Age	Principal Occupation and Background

Donald Dixon	68
Don Dixon has served as a director of TIS since July, 2014 and was appointed to the Board of Directors in connection with the Company’s acquisition of eGistics, Inc. Mr. Dixon is a Managing Director of Trident Capital and co-founded the firm in 1993.

Mr. Dixon also is a director of 2Checkout, AccountNow, Advanced Payment Solutions, Amprius, Neohapsis, Odyssey Logistics, Qualys (QLYS), RoyaltyShare, SivaPower, and Tiandi Energy. Mr. Dixon is also on the investment committee of Mustang Ventures, an affiliated China fund of Trident Capital Fund VI. Recently, AlwaysOn recognized Mr. Dixon’s investment success on its “Venture Capital 100” list.

In the past, Mr. Dixon has served as a director of a number of other corporations, many of which were acquired.  One of those was eGistics (acquired by TIS).

In addition to his work for Trident, Mr. Dixon is Co-Chairman of the Advisory Committee of the Princeton University School of Engineering and Applied Sciences. Mr. Dixon also serves on the Advisory Board of the Harvard Kennedy School Center for Public Leadership.

From 1988 to 1993, Mr. Dixon was Co-President of Partech International, a private equity fund associated with Banque Paribas. Prior to Partech, he was a Managing Director of Alex Brown & Sons. Earlier in his career, Mr. Dixon was a Vice President of Morgan Stanley & Co. and a Senior Account Officer at Citibank, N.A.

Raised in New Jersey, Mr. Dixon earned his B.S.E. from Princeton University and his M.B.A. from Stanford Graduate School of Business.

Nominee	Age	Principal Occupation and Background

Dr. Ido Schechter	55
Dr. Ido Schechter has served as a director of the Company since December, 2005. Dr. Ido Schechter served as the CEO of the Company from January 2002 until December 2013. From January 2001 until he became CEO, Dr. Schechter was Vice President of the Company’s ASP2 subsidiary, an initiative of the Company to offer data collection services via the Internet, using the eFLOW platform solution. Prior to that, Dr. Schechter was the Company’s Vice President of Sales from August 1996. From January 1995 until August 1996, Dr. Schechter served as General Manager of Super Image, a former affiliate of the Company, which operated a form processing service bureau. From August 1993 to December 1994, Dr. Schechter oversaw the start-up of automatic form processing services at Israel Credit Cards, Ltd. From 1991 to 1993, Dr. Schechter was a research scientist at the Horticultural Research Institute of Ontario, Canada. Dr. Schechter is the recipient of eight Honors and Scholarships, has published or presented more than twenty-five articles and is a Captain in the Israeli Air Force.

Dr. Schechter received his Ph.D. and M.Sc. in Plant Physiology from the University of Guelph in Ontario, Canada and his B.Sc. from the Hebrew University in Israel.

The information is based on data provided to us by the relevant director.

The following table shows costs to the Company of the conditions of service and employment (with a breakdown into components) of the 5 top-earning officers in the Company during 2015, as they were recognized in the financial statements of the Company for the year ended December 31, 2015:

Officer	Basic salary	Bonus	Vehicle	Additional costs	Total in original currency	Total $(1)	Options(2)	Date of grant	Exercise price per share
Izhak Nakar	$339,667	-	-	-	$339,667	$339,667	100,000	28/12/2015		$3.30
Alex Toh	SGD 228,960	SGD 187,713	-	SGD 15,867	SGD 432,540	$310,823	7,000	1/6/2015		$3.42
Lyron Bentovim	$145,673	-	-	$153,481	$299,154	$299,154	-	-		-
Michael Schrader	EUR 227,000	-	EUR 9,756	EUR 1,800	EUR 238,556	$264,797	50,000 25,000	28/12/2015 28/12/2015	$ $	3.30 3.40
Bob Fresneda	$157,244	-	-	$3,173	$160,417	$160,417	-	-		-

(1)	Costs expressed in currencies other than US Dollars are converted in this column based on the average rates of exchange in 2015.

(2)	Number of shares to which options relate. Does not include options awarded in 2015 that did not vest in 2016.

(3)	Subject to repricing in accordance with proposal 9.

Each nominee has advised that he agrees to serve as a Director if elected, and has provided the Company with a declaration in accordance with Section 224B of the Companies Law.

For each individual nominee to the Board of Directors, the vote will be separate.

1.	PROPOSAL TO ELECT IZHAK NAKAR AS A DIRECTOR

RESOLVED, to elect Izhak Nakar as a Director to serve until the next annual general meeting of the Company.

The Board of Directors recommends that the Shareholders vote “FOR” the election of Izhak Nakar as Director to serve until the next annual general meeting of the Shareholders.

2.	PROPOSAL TO ELECT DONALD DIXON AS A DIRECTOR

RESOLVED, to elect Donald Dixon as a Director to serve until the next annual general meeting of the Company.

The Board of Directors recommends that the Shareholders vote “FOR” the election of Donald Dixon as Director to serve until the next annual general meeting of the Shareholders.

3.	PROPOSAL TO ELECT IDO SCHECHTER AS A DIRECTOR

RESOLVED, to elect Ido Schechter as a Director to serve until the next annual general meeting of the Company.

The Board of Directors recommends that the Shareholders vote “FOR” the election of Ido Schechter as Director to serve until the next annual general meeting of the Shareholders.

4.	PROPOSAL TO APPROVE 2016 INCENTIVE COMPENSATION

Izhak Nakar currently serves as the Active Chairman of the Company's Board of Directors. Together with compensation designed to incentivize other officers of the Company, the Compensation Committee (on May 17, 2016) and the Board of Directors (on June 15, 2016) approved incentive compensation as follows for Mr. Nakar: in the event that the Company reaches both (i) the Revenue Target, (ii) the EBITDA Target and (iii) the Professional Target, Mr. Nakar will be entitled to an incentive at 4.25% of the Company’s EBITDA (but not more than one year of base salary) – provided that the total incentives payable to Mr. Nakar and the other officers will not exceed 15% of EBITDA. “EBITDA Target” means EBITDA of US$2,500,000, as determined by the Company's accountants based on the consolidated financial statements of the Company for the year ended December 31, 2016 (prepared according to US GAAP).  "Professional Target" means the completion of 5 new FPA installations in 2016, following the launch of the new offering in Q1 of 2016. “Revenue Target” means income of US$34 Million Dollars, as determined by the Company's accountants, based on the consolidated financial statements of the Company for the year ended December 31, 2016 (prepared according to US GAAP).

Mr. Nakar had a personal interest in the approval of the Board of Directors and recused himself from participation in discussions about or voting with regard to it.

Since Mr. Nakar is a director of the Company, his incentive compensation requires approval of the shareholders.

RESOLVED, to approve incentive compensation for 2016 for Mr. Izhak Nakar, the Company's Active Chairman, as follows: in the event that the Company reaches (i) the Revenue Target, (ii) the EBITDA Target and (iii) the Professional Target, Mr. Nakar will be entitled to an incentive at 4.25% of the Company’s EBITDA (but not more than one year of base salary) – provided that the total incentives payable to Mr. Nakar and other officers will not exceed 15% of EBITDA.

The Board of Directors recommends that the Shareholders vote “FOR” the approval of the terms of incentive compensation to Mr. Nakar as described above.

5.	PROPOSAL TO APPROVE THE 2016 ISRAELI INCENTIVE PLAN

The Company last adopted an employee share option plan in 2003 (the "2003 Plan").  The 2003 Plan has functioned continuously since then.  The employee share option plan adopted by the Compensation Committee and the Board of Directors that is attached as Exhibit B (the “2016 Plan”) is substantively similar to the 2003 Plan, except that it more clearly allows the use of restricted shares and restricted share units instead of options or shares. In parallel with the adoption of the 2016 Plan the Compensation Committee and the Board of Directors un-reserved shares previously reserved in the context of the 2003 Plan that do not cover outstanding options and reserved 1,500,000 shares for issue under the 2016 Plan.

RESOLVED, to approve the Company's 2016 Israeli Incentive Plan in the form adopted by the Board of Directors and attached as Exhibit A (the "2016 Plan"), and in that context, to reserve 1,500,000 Ordinary Shares, nominal value NIS 0.04 per share, of the Company for issuance in the event of exercise of options awarded under the 2016 Plan and to terminate the reservation of any Ordinary Shares previously reserved for issuance under the Company's 2003 Israeli Share Option Plan (the “2003 Plan”)which would not be required in the event of exercise of all outstanding options under the 2003 Plan.

6.	PROPOSAL TO APPROVE THE REPRICING PLAN AND THE RSU PLAN

Because the exercise prices of many of the options held by the Company's option holders were higher than the trading price of the Company's Ordinary Shares, the current value of the options had become impaired and thereby ceased to incentivize their holders.  In an effort to motivate and incentivize option holders, on August 3, 2016, the Compensation Committee and the Board of Directors adopted a repricing plan pursuant to which each option holder (other than Compensation Committee members) was given the right to elect to adjust the exercise price of all options held by the option holder which as of August 3, 2016 had not yet vested, to equal the closing price of the Company's shares on that date(which was $2.11 per share) (the “Repricing Plan”). Other terms of options with regard to which the holder elects to participate in the Repricing Plan will remain unchanged. Unvested options will remain outstanding.

In order to reduce the cash spent by the Company on one hand, and to continue to incentivize the Company's management by offering them to take part in the Company's future success on the other hand , the Compensation Committee (on May 17, 2016) followed by the Board of Directors (on June 15, 2016) adopted (and subsequently on August 3, 2016, amended), an RSU Plan (the "RSU Plan") as follows: an officer entitled to a cash incentive in accordance with the resolutions mentioned in Section ý4 of the Proposals above, may elect to receive Restricted Share Units (RSUs) instead. Each RSU will be issued at its par value; the number of RSU's that will be issued to each officer will be determined by dividing the actual incentive amount such officer is entitled to receive by $1.68. The RSU will vest in two equal parts over two years – 50% at the first anniversary of the date that the Company's financial statements for 2016 are approved by the Board and a determination is made as to whether the officer is entitled to the cash incentive (the "Grant Date") and 50% at the second anniversary of the Grant Date – in each case, with vesting contingent on the continued employment of the Grantee on the relevant vesting date.  Each officer is entitled to elect one of the following alternatives: incentive in cash, incentive which is fully based on RSU or an incentive which is based 50% on cash and 50% on RSU; all such elections will be made prior to the Grant Date. Any officer that fails to make an election will be viewed as having agreed to waive 100% of his or her incentive for 2016. Continued vesting of the RSUs in the event of termination of an officer's employment by the Company; and (ii) the automatic acceleration of any remaining unvested RSUs in the event of the closing of any event, transaction or series of related transactions, after which the shares of the Company are no longer traded on a stock exchange or a public market or any event of sale of all or substantially all of the company's shares or assets.

Mr. Izhak Nakar and Dr. Ido Schechter had personal interests in the approval of the Board of Directors of the Repricing Plan and recused themselves from participations in discussions about or voting with regard to it. Mr. Nakar had a personal interest in the approval of the Board of Directors of the RSU Plan and recused himself from participating in discussions about or voting with regard to it.

To the extent the Repricing Plan and the RSU Plan affect directors, they require the approval of the shareholders. The Repricing Plan relates in part to options to purchase shares of the Company held by Mr. Nakar (the Company's Active Chairman of the Board of Directors) and Dr. Schechter (a member of the Company's Board of Directors). Those options and their pre-Repricing Plan exercise prices are indicated in the table above in "DIRECTORS AND THEIR ELECTION".  The RSU Plan relates in part to Mr. Nakar.

RESOLVED, to approve the implementation of the Repricing Plan to the extent the Repricing Plan relates to options to purchase shares of the Company, held by Mr. Izhak Nakar (the Company's Active Chairman of the Board of Directors) and Dr. Ido Schechter (a member of the Company's Board of Directors) and to approve the RSU Plan (to the extent it relates to Mr. Nakar).

The Board of Directors recommends that the Shareholders vote “FOR” the Repricing Plan.

7.	PROPOSAL TO APPROVE THE CEO'S EMPLOYMENT AGREEMENT

The Company has negotiated an offer letter in the form attached as Exhibit B (the “Offer Letter”) with its new Chief Executive Officer, Mr. Brendan Reidy. The Company anticipates negotiating and signing a full employment agreement with Mr. Reidy, substantially in accordance with the Offer Letter.

The Offer Letter provides for a $300,000 annual base salary, an annual target bonus of $200,000, an equity grant (vesting over 3 years) of Ordinary Shares constituting 5% of the fully-diluted shareholdings in the Company (part in RSUs and part in options) (the “Target Percentage”), additional equity grants on two occasions after subsequent issuances of Ordinary Shares which dilute Mr. Reidy’s interest in order to increase his interest to the Target Percentage, accelerated vesting in certain cases, and other benefits and provisions.

Though Mr. Reidy has served as Chief Executive Officer beginning August 23, 2016, in accordance with Israeli law he will not be entitled to salary and other benefits unless the terms of his employment are approved by the shareholders. (The Company has undertaken to pay him liquidated damages if the terms of employment are not approved.) Therefore, the shareholders are being asked to approve the Offer Letter and other terms of employment mentioned above, retroactively from the beginning of his employment.

The terms of the Offer Letter are consistent with the Company's compensation policy, except for the RSU component of the equity grant which are not consistent with the compensation policy because the RSUs are awarded at nominal value. The Offer Letter was adopted by the Compensation Committee and the Board of Directors on November 10, 2016, subject to shareholder approval. It is noted that at the annual general meeting held on December 28, 2015, the shareholders opposed approval of the compensation policy with the requisite majority following its prior approval by the Company's Compensation Committee and Board of Directors. On November 10, 2016, the Compensation Committee and the Board of Directors decided to approve it nonetheless.

Approval of this Proposal requires a Special Majority.

RESOLVED, to ratify the Company’s entry into the Offer Letter in the form attached as Exhibit B with Mr. Brendan Reidy as the Company's new CEO, effective retroactively to August 23, 2016, and to approve the Company's entry into an employment agreement with substantially the same terms as the offer letter.

The Board of Directors recommends that the Shareholders vote “FOR” the approval of the Offer Letter and the negotiation and signature of an employment agreement on substantially the same terms.

8.	PROPOSAL TO APPROVE A CASH BONUS IN THE EVENT OF A MERGER OR ACQUISITION.

Mr. Izhak Nakar currently serves as the Active Chairman of the Company's Board of Directors. At the meeting of the Company's shareholders on December 28, 2015, the shareholders were asked to approve a bonus for a company controlled by Mr. Nakar in the event of a merger or acquisition.  In parallel, they were asked to approve similar bonuses for three other officers of the company.  Though the shareholders did approve the bonuses for the other officers, the bonus for a company controlled by Mr. Nakar was defeated by a narrow margin.  An analysis of the voting suggests that it is likely that the bonus for a company controlled by Mr. Nakar would have passed had not a number of shareholders indicated, apparently mistakenly, that they had a personal interest in the matter.

The bonus would apply only in the case of a merger or acquisition of the Company expressing a valuation of the Company of at least $90,000,000. In such case,  the company controlled by Mr. Nakar would be entitled to receive the greater of (i) $1,500,000 or (ii) the amount that the Consultant would have been entitled to receive – whether in consideration of his shares, as a dividend or otherwise – had he been issued 196,154 Ordinary Shares on the date of the signature of the bonus agreement and continued to hold them until the closing of the merger or acquisition.

The Compensation Committee decided on November 10, 2016 and the Board of Directors decided on November 10, 2016 to re-approve, subject to shareholder approval, the bonus for a company controlled by Mr. Nakar and to re-submit it to the shareholders for approval. The form of the bonus agreement is attached as Exhibit C'1 and Exhibit C'2. Mr. Nakar had a personal interest in the approval of the Board of Directors and recused himself from participating in discussions about or voting with regard to it.

RESOLVED, to approve the conclusion of a Bonus Agreement with a company controlled by Mr. Nakar, in the form attached as Exhibit C'1, as amended by Exhibit C'2, according to which, in certain cases in which a merger or acquisition  expressing a valuation of the Company of at least $90,000,000, the company controlled by Mr. Nakar will be entitled to a cash bonus.

The Board of Directors recommends that the Shareholders vote “FOR” the approval of the bonus agreement as amended with a company controlled by Mr. Nakar.

9.	PROPOSAL TO EXTEND THE APPOINTMENT OF THE INDEPENDENT PUBLIC ACCOUNTANTS OF THE COMPANY.

At the last annual meeting of Shareholders, following the recommendation of the Board of Directors, the Shareholders appointed the accounting firm of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global as independent certified public accountants of the Company until the next annual meeting of the shareholders Company. It is proposed to extend the appointment of Kost, Forer, Gabbay & Kasierer until the next annual general meeting of the Company.

RESOLVED, to extend the appointment of Kost, Forer, Gabbay & Kasierer as the independent public accountants of the Company until the next annual meeting of the shareholders of the Company and to authorize the Board of Directors to determine their remuneration in accordance with the volume and nature of their services, subject to the approval of the audit committee.

The Board of Directors recommends that the Shareholders vote “FOR” the approval of the extension of the appointment of the independent public accountant of the Company in accordance with the above resolution.

10.	REVIEW OF THE COMPANY’S CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015

A copy of the Company’s audited consolidated financial statements for the year ended December 31, 2015 is available on the Company’s website at www.TopImageSystems.com and on the Distribution Sites.

At the Meeting, the Directors will present the annual report and the audited consolidated financial statements for the year ended December 31, 2015, and the auditor’s report in respect thereof and will answer appropriate questions with regard to them.

Management is not aware of any other matters to be presented at the Meeting.  If, however, any other matters should properly come before the Meeting or any adjournment thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

Shareholders are urged to complete and return their proxies promptly in order, among other things, to ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made with regard to a given issue, the proxy will be voted as abstaining on that issue.

By Order of the Board of Directors
TOP IMAGE SYSTEMS LTD. Izhak Nakar Active Chairman of the Board of Directors

Ramat Gan, Israel
Date:  November 11, 2016

Annex A

TOP IMAGE SYSTEMS LTD.

THE 2016 ISRAELI INCENTIVE PLAN

(*In compliance with Amendment No. 132 of the Israeli Tax Ordinance, 2002)

This plan, as amended from time to time, shall be known as Top Image Systems Ltd 2016 Israeli Incentive Plan (the “Plan”).

1.	PURPOSE OF THE PLAN

The Plan is intended to provide an incentive to retain, in the employ of the Company and its Affiliates (as defined below), persons of training, experience, and ability, to attract new employees, directors, consultants, service providers and any other entity which the Board shall decide their services are considered valuable to the Company, to encourage the sense of proprietorship of such persons, and to stimulate the active interest of such persons in the development and financial success of the Company by providing them with opportunities to purchase shares in the Company, pursuant to the Plan.

2.	DEFINITIONS

For purposes of the Plan and related documents, including the Option Agreement, the following definitions shall apply:

2.1	“Affiliate” means any “employing company” within the meaning of Section 102(a) of the Ordinance.

2.2	“Approved 102 Award” means an Award granted pursuant to Section 102(b) of the Ordinance and held in trust by a Trustee for the benefit of the Grantee.

2.3	“Award” means an award made under this Plan, among other, an option to purchase one or more Shares of the Company or restricted share units or restricted shares.

2.4	“102 Award” means any Award granted to Employees pursuant to Section 102 of the Ordinance.

2.5	“3(i) Award” means an Award granted pursuant to Section 3(i) of the Ordinance to any person who is Non- Employee.

2.6	“Award Agreement” means a document to be signed between the Company and a Grantee that sets out the terms and conditions of an Award.

2.7	“Board” means the Board of Directors of the Company.

2.8	“Capital Gain Award (CGA)” as defined in Section 5.4 below.

2.9
“Cause” means, (i) conviction of any felony involving moral turpitude or affecting the Company; (ii) any refusal to carry out a reasonable directive of the chief executive officer, the Board or the Grantee’s direct supervisor, which involves the business of the Company or its Affiliates and was capable of being lawfully performed; (iii) embezzlement of funds of the Company or its Affiliates; (iv) any breach of the Grantee’s fiduciary duties or duties of care of the Company; including without limitation disclosure of confidential information of the Company; (v) any conduct (other than conduct in good faith) reasonably determined by the Board to be materially detrimental to the Company; and (vi) any other event classified under any applicable agreement between the Grantee and the Company or an Affiliate as a “cause” for termination or by other language of similar substance.

2.10	“Chairman” means the chairman of the Committee.

2.11	“Code” means the United States Internal Revenue Code of 1986, as now in effect or as hereafter amended.

2.12	“Committee” means an award compensation committee of the Board, designated from time to time by the resolution of the Board, which shall consist of no fewer than two members of the Board.

2.13	“Company” means Top Image Systems Ltd., an Israeli Company.

2.14	“Companies Law” means the Israeli Companies Law 5759-1999.

2.15	“Controlling Shareholder” shall have the meaning ascribed to it in Section 32(9) of the Ordinance.

2.16	“Date of Grant” means, the date of grant of an Award, as determined by the Board or authorized Committee and set forth in the Grantee’s Award Agreement.

2.17	"Employee” means a person who is employed by the Company or its Affiliates, including an individual who is serving as a director or an office holder, but excluding Controlling Shareholder.

2.18	“Expiration Date” means the date upon which an Award shall expire, as set forth in Section 10.2 of the Plan.

2.19	“Fair Market Value” means as of any date, the value of a Share determined as follows:

(i) If the Shares are listed on any established stock exchange or a national market system, including without limitation the NASDAQ National Market system, or the NASDAQ SmallCap Market of the NASDAQ Stock Market, the Fair Market Value shall be the closing sales price for such Shares (or the closing bid, if no sales were reported), as quoted on such exchange or system for the last market trading day prior to time of determination, as reported in the Wall Street Journal, or such other source as the Board deems reliable.

Without derogating from the above, solely for the purpose of determining the tax liability pursuant to Section 102(b)(3) of the Ordinance, if at the Date of Grant the Company’s shares are listed on any established stock exchange or a national market system or if the Company’s shares will be registered for trading within ninety (90) days following the Date of Grant, the Fair Market Value of a Share at the Date of Grant shall be determined in accordance with the average value of the Company’s shares on the thirty (30) trading days preceding the Date of Grant or on the thirty (30) trading days following the date of registration for trading, as the case may be;

(ii) If the Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value shall be the mean between the high bid and low asked prices for the Shares on the last market trading day prior to the day of determination, or;

(iii) In the absence of an established market for the Shares, the Fair Market Value thereof shall be determined in good faith by the Board.

2.20	“Plan” means this 2016 Israeli Incentive Plan.

2.21	“ITA” means the Israeli Tax Authorities.

2.22	“Non-Employee” means a consultant, adviser, service provider, Controlling Shareholder or any other person who is not an Employee.

2.23	“Ordinary Income Award (OIA)” as defined in Section 5.5 below.

2.24	“Grantee” means a person who receives or holds an Award under the Plan.

2.25	“Ordinance” means the Israeli Income Tax Ordinance [New Version] 1961 as now in effect or as hereafter amended.

2.26	“Purchase Price” means the price for each Share subject to an Award.

2.27	“Section 102” means section 102 of the Ordinance as now in effect or as hereafter amended.

2.28	“Share” means the ordinary shares, NIS 0.04 par value each, of the Company.

2.29	“Successor Company” means any entity the Company is merged to or is acquired by, in which the Company is not the surviving entity.

2.30
“Transaction” means (i) merger, acquisition or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (ii) a sale of all or substantially all of the assets of the Company.

2.31	“Trustee” means any individual appointed by the Company to serve as a trustee and approved by the ITA, all in accordance with the provisions of Section 102(a) of the Ordinance.

2.32	“Unapproved 102 Award” means an Award granted pursuant to Section 102(c) of the Ordinance and not held in trust by a Trustee.

2.33	“Vested Award” means any Award, which has already been vested according to the Vesting Dates.

2.34
“Vesting Dates” means, as determined by the Board or by the Committee, the date as of which the Grantee shall be entitled to exercise the Awards or part of the Awards, as set forth in section 11 of the Plan.

3.	ADMINISTRATION OF THE PLAN

3.1
The Board shall have the power to administer the Plan either directly or upon the recommendation of the Committee, all as provided by applicable law and in the Company’s Articles of Association. Notwithstanding the above, the Board shall automatically have residual authority: (i) if no Committee shall be constituted or; (ii) if such Committee shall cease to operate for any reason or; (iii) with respect to the rights not delegated by the Board to the Committee.  Any action of the Committee or the Board which, under applicable law, requires approval of the Company's Compensation Committee, of the Board or of the Company's Shareholders will be so approved.

3.2
The Committee shall select one of its members as its Chairman and shall hold its meetings at such times and places as the Chairman shall determine. The Committee shall keep records of its meetings and shall make such rules and regulations for the conduct of its business as it shall deem advisable.

3.3
The Board and/or Committee, if applicable subject to the approval of the Board, to the extent required under applicable law (and subject further to applicable laws) shall have the full power and authority to: (i) designate participants; (ii) determine the terms and provisions of the respective Award Agreements, including, but not limited to, the number of Awards to be granted to each Grantee, the number of Shares to be covered by each Award, provisions concerning the time and the extent to which the Awards may be exercised and the nature and duration of restrictions as to the transferability or restrictions constituting substantial risk of forfeiture and to cancel or suspend awards, as necessary; (iii) determine the Fair Market Value of the Shares covered by each Award; (iv) make an election as to the type of  Approved 102 Award; and (v) designate the type of  Awards (vi) alter any restrictions and conditions of any Awards or Shares subject to any Awards; (vii) interpret the provisions and supervise the administration of the Plan; (viii) accelerate the right of a Grantee to exercise in whole or in part, any previously granted Award; (ix) determine the Purchase Price of the Award; (x) prescribe, amend and rescind rules and regulations relating to the Plan; and, (xi) make all other determinations deemed necessary or advisable for the administration of the Plan.

3.4
The Board or the Committee shall have the authority to grant, at its discretion, to the holder of an outstanding Award, in exchange for the surrender and cancellation of such Award, a new Award having a purchase price equal to, lower than or higher than the Purchase Price of the original Award so surrendered and canceled and containing such other terms and conditions, or to change the Purchase Price as the Board or the Committee may prescribe in accordance with the provisions of the Plan.

3.5	The interpretation and construction by the Committee of any provision of the Plan or of any Award Agreement thereunder shall be final and conclusive unless otherwise determined by the Board.

3.6	No member of the Board or of the Committee shall be liable for any act or determination made in good faith with respect to the Plan or any Award granted thereunder.

4.	DESIGNATION OF PARTICIPANTS

4.1
The persons eligible for participation in the Plan as Grantees shall include any Employees and/or Non-Employees of the Company or of any Affiliate; provided, however, that (i) Employees may only be granted 102 Award; (ii) Non-Employees may only be granted 3(i) Award.

4.2
The grant of an Award hereunder shall neither entitle the Grantee to participate nor disqualify the Grantee from participating in, any other grant of Awards pursuant to the Plan or any other award plan of the Company or any of its Affiliates.

4.3
Anything in the Plan to the contrary notwithstanding, all grants of Awards to directors and office holders shall be authorized and implemented in accordance with the provisions of the Companies Law or any successor act or regulation, as in effect from time to time.

5.	DESIGNATION OF AWARD PURSUANT TO SECTION 102

5.1	The Company may designate Awards granted to Employees pursuant to Section 102 as Unapproved 102 Awards or Approved 102 Awards.

5.2
The grant of Approved 102 Awards shall be made under this Plan adopted by the Board as described in Section 15 below, and shall be conditioned upon the approval of this Plan by the ITA as required by Section 102.

5.3	Approved 102 Award may either be classified as Capital Gain Award (“CGA”) or Ordinary Income Award (“OIA”).

5.4	Approved 102 Award elected and designated by the Company to qualify under the capital gain tax treatment in accordance with the provisions of Section 102(b)(2) shall be referred to herein as CGA.

5.5	Approved 102 Award elected and designated by the Company to qualify under the ordinary income tax treatment in accordance with the provisions of Section 102(b)(1) shall be referred to herein as OIA.

5.6
The Company’s election of the type of Approved 102 Award as CGA or OIA granted to Employees (the “Election”), shall be appropriately filed with the ITA before the Date of Grant of an Approved 102 Award. Such Election shall become effective beginning the first Date of Grant of an Approved 102 Award under this Plan and shall remain in effect until the end of the year following the year during which the Company first granted Approved 102 Award. The Election shall obligate the Company to grant only the type of Approved 102 Award it has elected, and shall apply to all Grantees who were granted Approved 102 Award during the period indicated herein, all in accordance with the provisions of Section 102(g) of the Ordinance. For the avoidance of doubt, such Election shall not prevent the Company from granting Unapproved 102 Award simultaneously.

5.7	All Approved 102 Award must be held in trust by a Trustee, as described in Section 6 below.

5.8
For the avoidance of doubt, the designation of Unapproved 102 Awards and Approved 102 Awards shall be subject to the terms and conditions set forth in Section 102 of the Ordinance and the regulations promulgated thereunder.

5.9
With regards to Approved 102 Awards, the provisions of the Plan and/or the Award Agreement shall be subject to the provisions of Section 102 and the Tax Assessing Officer’s permit, and the said provisions and permit shall be deemed an integral part of the Plan and of the Award Agreement. Any provision of Section 102 and/or the said permit which is necessary in order to receive and/or to keep any tax benefit pursuant to Section 102, which is not expressly specified in the Plan or the Award Agreement, shall be considered binding upon the Company and the Grantees.

5.10
Furthermore, Approved 102 Awards may be granted only 30 (thirty) days (or a shorter period as and if approved by the ITA) following the delivery by the Company to the ITA of a request to approve the Plan and the Trustee according to Section 102. Notwithstanding the above, if within 90 (ninety) days of delivery of the aforesaid request, the ITA notifies the Company of its decision not to approve the Plan, any Awards intended to be granted as Approved 102 Awards shall be deemed as Unapproved 102 Awards, unless otherwise approved by the ITA.

6.	GRANT OF AWARDS AND ISSUANCE OF SHARES IN TRUST

6.1
Approved 102 Awards which shall be granted under the Plan and/or any Shares allocated or issued upon exercise of such Approved 102 Awards and/or other shares received subsequently following any realization of rights, including without limitation bonus shares, shall be allocated or issued to the Trustee and held for the benefit of the Grantees for such period of time as required by Section 102 or any regulations, rules or orders or procedures promulgated thereunder (the “Holding Period”). In the case the requirements for Approved 102 Awards are not met, then the Approved 102 Awards may be treated as Unapproved 102 Awards, all in accordance with the provisions of Section 102 and regulations promulgated thereunder.

6.2
Notwithstanding anything to the contrary, the Trustee shall not release any Shares allocated or issued upon exercise of Approved 102 Awards prior to the full payment of the Grantee’s tax liabilities arising from Approved 102 Awards which were granted to him and/or any Shares allocated or issued upon exercise of such Award.

6.3
With respect to any Approved 102 Award, subject to the provisions of Section 102 and any rules or regulation or orders or procedures promulgated thereunder, a Grantee shall not be entitled to sell or release from trust any Share received upon the exercise of an Approved 102 Award and/or any share received subsequently following any realization of rights, including without limitation, bonus shares, until the lapse of the Holding Period required under Section 102 of the Ordinance.

6.4
Upon receipt of Approved 102 Award, the Grantee will sign an undertaking to release the Trustee from any liability in respect of any action or decision duly taken and bona fide executed in relation with the Plan, or any Approved 102 Award or Share granted to him thereunder.

7.	SHARES RESERVED FOR THE PLAN; RESTRICTION THEREON

7.1
The Company may reserve any number authorized unissued Shares, for the purposes of the Plan and for the purposes of any other incentive plans which reservation may be increased from time to time by the Company, subject to the Company's Articles of Association and to adjustment as set forth in Section 9 below. Any Shares which remain unissued and which are not subject to the outstanding Award at the termination of the Plan shall cease to be reserved for the purpose of the Plan, but until termination of the Plan the Company shall at all times reserve sufficient number of Shares to meet the requirements of the Plan. Should any Award for any reason expire or be canceled prior to its exercise or relinquishment in full, the Shares subject to such Award may again be subjected to an Award under the Plan or under the Company’s other incentive plans.

7.2
Each Award granted pursuant to the Plan, shall be evidenced by a written Award Agreement between the Company and the Grantee, in such form as the Board or the Committee shall from time to time approve. Each Award Agreement shall state, among other matters, the number of Shares to which the Award relates, the type of Award granted thereunder (whether a CGA, OIA, Unapproved 102 Award or a 3(i) Award), the Vesting Dates, the Purchase Price per share, the Expiration Date and such other terms and conditions as the Committee or the Board in its discretion may prescribe, provided that they are consistent with this Plan.

8.	PURCHASE PRICE

8.1
The Purchase Price of each Share subject to an Award shall be determined by the Committee in its sole and absolute discretion in accordance with applicable law, subject to any guidelines as may be determined by the Board from time to time. Each Award Agreement will contain the Purchase Price determined for each Grantee.

8.2
The Purchase Price shall be payable upon the exercise of the Award in a form satisfactory to the Committee, including without limitation, by cash or check. The Committee shall have the authority to postpone the date of payment on such terms as it may determine.

8.3
The Purchase Price shall be denominated in the currency of the primary economic environment of, either the Company or the Grantee (that is the functional currency of the Company or the currency in which the Grantee is paid) as determined by the Company.

9.	ADJUSTMENTS

Upon the occurrence of any of the following described events, Grantee's rights to purchase Shares under the Plan shall be adjusted as hereafter provided:

9.1
In the event of a Transaction, the unexercised Awards then outstanding under the Plan shall, at the sole discretion of the Board, either be assumed or substituted by an appropriate number of shares of each class of shares or other securities of the Successor Company (or a parent or subsidiary of the Successor Company) as shall be determined within the Transaction. In the case of such assumption and/or substitution of Awards, appropriate adjustments shall be made to the Purchase Price for reflection of such action and all other terms and conditions of the Award Agreements shall remain unchanged, including but not limited to the vesting schedule, all subject to the determination of the Board, which determination shall be in its sole discretion and final. The Company shall notify the Grantee of the Transaction in such form and method as it deems applicable at least fifteen (15) days prior to the effective date of such Transaction.

9.2
Notwithstanding the above and subject to any applicable law, the Board shall have full power and authority to determine that  if in any such Transaction as described in section 9.1 above, the Successor Company (or parent or subsidiary of the Successor Company) does not agree to assume or substitute for the Awards, the Vesting Dates of the Awards of all or part of the Grantees shall be accelerated so that any unvested Award or any portion thereof shall be immediately vested as of the date which is fifteen (15) days prior to the effective date of the Transaction. Subject to the foregoing, the Board shall notify the Grantees that the vested Awards are exercisable for a period of fifteen (15) days from the date of such notice, and the Awards shall terminate upon the expiration of such period.

9.3
For the purposes of Section 9.2 above, an Award shall be considered assumed or substituted if, following the Transaction, the Award confers the right to purchase or receive, for each Share underlying an Award immediately prior to the Transaction, the consideration (whether shares, options, cash, or other securities or property) received in the Transaction by holders of shares held on the effective date of the Transaction (and if such holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares); provided, however, that if such consideration received in the Transaction is not solely common stock (or their equivalent) of the Successor Company or its parent or subsidiary, the Board may, with the consent of the Successor Company, provide for the consideration to be received upon the exercise of the Award to be solely common stock (or their equivalent) of the Successor Company or its parent or subsidiary equal in fair market value to the per Share consideration received by holders of a majority of the outstanding shares in the Transaction; and provided further that the Board may determine, in its discretion, that in lieu of such assumption or substitution of Awards for awards of the Successor Company or its parent or subsidiary, such Awards will be substituted for any other type of asset or property including cash which is fair under the circumstances.

9.4
If the Company is liquidated or dissolved while unexercised Award remain outstanding under the Plan, then the Board, in its own discretion, may determine that all such outstanding Awards may be exercised in full by the Grantees as of the effective date of any such liquidation or dissolution of the Company without regard to the vesting provisions of Section 11 of the Plan. If the Board determines that the outstanding Awards may be exercised, all such outstanding Awards may be exercised in full by the Grantees giving notice in writing to the Company of their intention to so exercise. If an Award becomes fully vested and exercisable under this Section, the Board shall notify the Grantees in writing or electronically that the Award shall be fully exercisable for a period of fifteen (15) days from the date of such notice, and the Award shall terminate upon the expiration of such period.

9.5
If the outstanding shares of the Company shall at any time be changed or exchanged by declaration of a cash dividend, share dividend (bonus shares), share split, combination or exchange of shares, recapitalization, or any other like event by or of the Company, and as often as the same shall occur, then the number, class and kind of the Shares subject to the Plan or subject to any Awards therefore granted, and the Purchase Prices, shall be appropriately and equitably adjusted so as to maintain the proportionate number of Shares without changing the aggregate Purchase Price, provided, however, that no adjustment shall be made by reason of the distribution of subscription rights (rights offering) on outstanding shares. Upon happening of any of the foregoing, the class and aggregate number of Shares issuable pursuant to the Plan (as set forth in Section 7 hereof), in respect of which Awards have not yet been exercised, shall be appropriately adjusted, all as will be determined by the Board whose determination shall be final.

9.6
Without derogating from the provisions of the Plan, it is to be clarified that in the event that the Company's shares shall be registered for trading a stock exchange , no exercise of an Award shall be made on the determination dates of the distribution of any share dividend (bonus shares), cash dividend, rights offering, share split, combination or exchange of shares, recapitalization, or any other like event by or of the Company (the: "Company's Event"). Also, it is to be clarified that if the "X" date of a Company's Event occurs prior to the determination date of a Company's Event, no exercise of an Award shall be made on the "X" date.

10.	TERM AND EXERCISE OF AWARDS

10.1
Awards shall be exercised by the Grantee by giving written notice to the Company and/or to any third party designated by the Company (the “Representative”), in such form and method as may be determined by the Company and when applicable, by the Trustee in accordance with the requirements of Section 102, which exercise shall be effective upon receipt of such notice by the Company and/or the Representative and the payment of the Purchase Price at the Company’s or the Representative’s principal office. The notice shall specify the number of Shares with respect to which the Award is being exercised.

10.2
Awards, to the extent not previously exercised, shall terminate forthwith upon the earlier of: (i) the date set forth in the Award Agreement; and (ii) the expiration of any extended period in any of the events set forth in section 10.5 below.

10.3
The Awards may be exercised by the Grantee in whole at any time or in part from time to time, to the extent that the Awards become vested and exercisable, prior to the Expiration Date, and provided that, subject to the provisions of section 10.5 below, the Grantee is employed by or providing services to the Company or any of its Affiliates, at all times during the period beginning with the granting of the Award and ending upon the date of exercise.

10.4
Subject to the provisions of section 10.5 below, in the event of termination of Grantee’s employment or services, with the Company or any of its Affiliates, all Awards granted to such Grantee will immediately expire upon his termination date. For the avoidance of doubt, in case of such termination of employment or service, the unvested portion of the Grantee’s Award shall not vest and shall not become exercisable  and the Grantee shall have no claim against the Company and/or its Affiliate that his/her Awards were prevented from continuing to vest as of such termination. Notwithstanding anything to the contrary mentioned above, a Grantee shall not cease to be an Employee only due to the transfer of such Employee’s employment among the Company and its Affiliates.

10.5
Notwithstanding anything to the contrary hereinabove and unless otherwise determined in the Grantee’s Award Agreement, an Award may be exercised after the date of termination of Grantee's employment or service with the Company or any Affiliates during an additional period of time beyond the date of such termination, but only with respect to the number of Vested Awards at the time of such termination according to the Vesting Dates, if:

(i)	termination is without Cause, in which event any Vested Award still in force and unexpired may be exercised within a period of ninety (90) days after the date of such termination; or-

(ii)
termination is the result of death or disability of the Grantee, in which event any Vested Award still in force and unexpired may be exercised within a period of twelve (12) months after the date of such termination; or-

(iii)
prior to the date of such termination, the Committee or the Board shall authorize an extension of the terms of all or part of the Vested Awards beyond the date of such termination for a period not to exceed the period during which the Awards by their terms would otherwise have been exercisable.

For avoidance of any doubt, if termination of employment or service is for Cause, any outstanding unexercised Award (whether vested or non-vested), will immediately expire and terminate, and the Grantee shall not have any right in connection with such outstanding Awards.

For the purpose of this Section 10.5 and Section 10.4 above, "termination of Grantee's employment or services" shall be considered as actual termination date.

10.6
Notwithstanding any other provision of this Plan, the Company shall have no obligation to issue or deliver Shares under the Plan unless the exercise of the Award and the issuance and delivery of the underlying Shares comply with, and do not result in a breach of, all applicable laws, to the satisfaction of the Company in its sole discretion, and have received, if deemed desirable by the Company, the approval of legal counsel for the Company with respect to such compliance

10.7	Any form of Award Agreement authorized by the Plan may contain such other provisions as the Committee may, from time to time, deem advisable.

10.8
With respect to Unapproved 102 Award, if the Grantee ceases to be employed by the Company or any Affiliate, the Grantee shall extend to the Company and/or its Affiliate a security or guarantee for the payment of tax due at the time of sale of Shares, all in accordance with the provisions of Section 102 and the rules, regulation or orders promulgated thereunder.

11.	VESTING OF AWARDS

11.1
Subject to the provisions of the Plan, each Award shall vest following the Vesting Dates and for the number of Shares as shall be provided in the Award Agreement. However, no Award shall be exercisable after the Expiration Date.

11.2	An Award may be subject to such other terms and conditions on the time or times when it may be exercised, as the Committee may deem appropriate. The vesting provisions of individual Awards may vary.

12.	PURCHASE FOR INVESTMENT

The Company’s obligation to issue or allocate Shares upon exercise of an Award granted under the Plan is expressly conditioned upon: (a) the Company’s completion of any registration or other qualifications of such Shares under all applicable laws, rules and regulations or (b) representations and undertakings by the Grantee (or his legal representative, heir or legatee, in the event of the Grantee’s death) to assure that the sale of the Shares complies with any registration exemption requirements which the Company in its sole discretion shall deem necessary or advisable. Such required representations and undertakings may include representations and agreements that such Grantee (or his legal representative, heir, or legatee): (a) is purchasing such Shares for investment and not with any present intention of selling or otherwise disposing thereof; and (b) agrees to have placed upon the face and reverse of any certificates evidencing such Shares a legend setting forth (i) any representations and undertakings which such Grantee has given to the Company or a reference thereto and (ii) that, prior to effecting any sale or other disposition of any such Shares, the Grantee must furnish to the Company an opinion of counsel, satisfactory to the Company, that such sale or disposition will not violate the applicable laws, rules, and regulations, whether of the State of Israel or of the United States or any other State having jurisdiction over the Company and the Grantee.

13.	RESTRICTIONS ON ASSIGNABILITY AND SALE OF AWARDS

13.2
No Award or any right with respect thereto, purchasable hereunder, whether fully paid or not, shall be assignable, transferable or given as collateral or any right with respect to it given to any third party whatsoever, except as specifically allowed under the Plan, and during the lifetime of the Grantee each and all of such Grantee's rights to purchase Shares hereunder shall be exercisable only by the Grantee.

Any such action made directly or indirectly, for an immediate validation or for a future one, shall be void.

13.3
As long as Awards and/or Shares are held by the Trustee on behalf of the Grantee, all rights of the Grantee over the Shares are personal, cannot be transferred, assigned, pledged or mortgaged, other than by will or pursuant to the laws of descent and distribution.

13.4
No transfer of Awards and/or Shares by a Grantee by will or by the laws of descent shall be effective against the Company, unless and until: (a) the Company shall have been furnished with written notice thereof, accompanied by an authenticated copy of probate of a will together with the will or inheritance order and/or such other evidence as the Board may deem necessary to establish the validity of the transfer; and (b) the contemplated transferee(s) shall have confirmed to the Company in writing its acceptance of the terms and conditions of the Plan and Award Agreement with respect to the Shares or Awards being transferred, to the satisfaction of the Board.

13.5
Following the exercise of Vested Awards, the Shares shall be transferable; provided, however, that (i) sale or transfer of Shares by the Grantee shall be subject to all restrictions set forth in the Company's Articles of Association, applicable securities regulations, lock up periods and such other conditions and restrictions as may be included in the Articles of Association of the Company, the Plan and the applicable Award Agreement, (ii) the transferee confirms in writing its/his acceptance of the terms and conditions of the Plan and the applicable Award Agreement with respect to the Shares being transferred, to the satisfaction of the Board; and (iii) actual payment of all taxes required to be paid upon such sale and transfer of the Shares has been made to the ITA, and the Trustee (if applicable) received confirmation therefrom that all taxes required to be paid upon such sale and transfer have been paid. Upon request by the Company, the Grantee shall execute any agreement or document evidencing such transfer restrictions prior to the receipt of Shares hereunder, and shall promptly present to the Company any and all certificates representing the Shares for the placement on such certificates of appropriate legends evidencing any such transfer restrictions.

13.6	Any transfer that is not made in accordance with the Plan, the Company's Articles of Association or the applicable Award Agreement shall be null and void.

14.	RIGHTS AS SHAREHOLDER

14.2
To avoid doubt, the Grantees shall not have any of the rights or privileges of shareholders of the Company in respect of any Shares purchasable upon the exercise of any Award, nor shall they be deemed to be a class of shareholders or creditors of the Company for purpose of the operation of sections 350 and 351 of the Companies Law or any successor to such section, until registration of the Grantee as holder of such Shares in the Company’s register of shareholders upon exercise of the Award in accordance with the provisions of the Plan, and in case of Awards and Shares held by the Trustee, subject also to the provisions of Section 6 of the Plan.

14.3
With respect to all Shares (but excluding, for avoidance of any doubt, any unexercised Awards) allocated or issued upon the exercise of Awards purchased by the Grantee and held by the Grantee or by the Trustee, as the case may be, the Grantee shall be entitled to receive dividends in accordance with the quantity of such Shares, subject to the provisions of the Company’s Articles of Association (and all amendments thereto) and subject to any applicable taxation on distribution of dividends, and when applicable subject to the provisions of  Section 102 and the rules, regulations or orders promulgated thereunder.

15.	EFFECTIVE DATE AND DURATION OF THE PLAN

The Plan shall be effective as of the day of its amendment and restatement by the Board and shall terminate at the end of ten (10) years from such day of adoption.

16.	AMENDMENTS OR TERMINATION

The Board may at any time, but when applicable, after consultation with the Trustee, amend, alter, suspend or terminate the Plan. No amendment, alteration, suspension or termination of the Plan shall impair the rights of any Grantee, unless mutually agreed otherwise between the Grantee and the Company, which agreement must be in writing and signed by the Grantee and the Company. Termination of the Plan shall not affect the Committee’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

17.	LAWS, GOVERNMENT REGULATIONS

The Plan, and the granting and exercise of Awards hereunder, and the obligation of the Company to sell and deliver Shares under such Awards, shall be subject to all applicable laws, rules, and regulations, whether of the State of Israel or of the United States or any other State having jurisdiction over the Company and the Grantee, including the registration of the Shares under the United States Securities Act of 1933, and the Ordinance and to such approvals according to any law and/or by any governmental agencies or national securities exchanges as may be required. The Company may require the Grantee to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with applicable laws. Nothing herein shall be deemed to require the Company to register the Shares under the securities laws of any jurisdiction.

18.	CONTINUANCE OF EMPLOYMENT OR HIRED SERVICES

Neither the Plan nor the Award Agreement with the Grantee shall impose any obligation on the Company or an Affiliate thereof, to continue any Grantee in its employ or service, and nothing in the Plan or in any Award granted pursuant thereto shall confer upon any Grantee any right to continue in the employ or service of the Company or an Affiliate thereof or restrict the right of the Company or an Affiliate thereof to terminate such employment or service at any time.

19.	GOVERNING LAW & JURISDICTION

The Plan shall be governed by and construed and enforced in accordance with the laws of the State of Israel applicable to contracts made and to be performed therein, without giving effect to the principles of conflict of laws. The competent courts of Tel-Aviv, Israel shall have sole jurisdiction in any matters pertaining to the Plan.

20.	TAX CONSEQUENCES

20.2
Any tax consequences arising from the grant or exercise of any Award, from the payment for Shares covered thereby or from any other event or act (of the Company and/or its Affiliates, the Trustee or the Grantee), hereunder, shall be borne solely by the Grantee. The Company and/or its Affiliates and/or the Trustee shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Grantee shall agree to indemnify the Company and/or its Affiliates and/or the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Grantee.

20.3	The Company and/or, when applicable, the Trustee shall not be required to release any Share certificate to a Grantee until all required payments have been fully made.

21.	NON-EXCLUSIVITY OF THE PLAN

The adoption of the Plan by the Board shall not be construed as amending, modifying or rescinding any previously approved incentive arrangements or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of Awards otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

22.	MULTIPLE AGREEMENTS

The terms of each Award may differ from other Awards granted under the Plan at the same time, or at any other time. The Board may also grant more than one Award to a given Grantee during the term of the Plan, either in addition to, or in substitution for, one or more Awards previously granted to that Grantee.

To: Brendan F. Reidy	7 August 2016

Dear Brendan,

On behalf of TIS, I am delighted to offer you the position of CEO for Top Image Systems (TIS), The term of the offer are as follow:

Details of the offer are as follows:

Base Salary:	$ 300,000

OTE :	$ 200,000 per annum is per determined targets hit manly EIBITA

Equity Grant:
5% of fully diluted taking into account dilution due to new $5 million equity from Hale. Half in stock options at market price. Half in RSUs, 3 year vesting with 12-month cliff, then monthly vesting for next 24 months

Holidays:	15 days per year

Notice:	Upon involuntary termination 12 months’ salary

Confidentiality:	From time to time you may become aware of confidential information concerning the Company and its financial and commercial activities. Such information, including details of your salary, is to be kept confidential during and after employment with the Company. Any breach of confidentiality will be dealt with under the Company’s disciplinary procedure.

Benefits:	Will be provide per the terms of TIS America standard benefit plan

Start Date:	TBD

Please indicate your acceptance of this position and the above terms by signing in the space provided below of this letter and returning it to myself.

Yours sincerely,

Izhak Nakar
Founder & Executive Chairman

Accepted by:
Date: 15 August 2016

B - 2

Exhibit C
To Proxy Statement of
Top Image Systems, Ltd.
November, 2015

BONUS AGREEMENT

Made as of the August ___, 2015 ("Effective Date")

BETWEEN:	Top Image Systems Ltd.

(hereinafter the “Company”)

AND:                                                      Anir Vision Ltd.

(hereinafter the “Consultant”)

WHEREAS
further to the Consulting Agreement, the Company has decided to incentivize the Consultant by granting him a Bonus in the event an M&A Event should occur, subject to all the terms and conditions set forth in this Agreement;

NOW, THEREFORE, it is agreed as follows:

1.	Definitions

In this Agreement:

1.1.	"Bonus" will mean a bonus, the amount and conditions of which are determined in accordance with Section 2.

1.2.
"Bonus Amount" will mean the greater of (i) $1,500,000 or (ii) the amount that the Consultant would have been entitled to receive – whether in consideration of his shares, as a dividend or otherwise – had he been issued 196,154 Ordinary Shares of par value NIS 0.04 of the Company on the Effective Date and continued to hold them until the closing of an M&A Event (assuming that his shares would have been treated as if they were issued and outstanding Ordinary Shares of par value NIS 0.04 in any Recapitalization Event which may occur prior to the M&A Event).  If the Consultant would have been entitled in the M&A Event to receive shares or other securities in a company that are traded on a stock exchange, for purposes of calculating the Bonus Amount, the value of those shares or other securities will be their value at the end of trading on the first day on which they would have been tradable by the Consultant. If other employees or consultants of the Company or its affiliates are entitled to a similarly-calculated Bonus, for purposes of calculating the Bonus Amount, their shares will be regarded as issued and outstanding as of the closing of the M&A Event. By way of example, if the purchaser in the M&A Event agreed to purchase all of the issued and outstanding shares of the Company for $50,000,000, there were 5,000,000 shares issued and outstanding and the Consultant and one other employee each had the right to receive Bonuses as if they held 196,154 shares each, then the Bonus amount would be $1,818,832 (= $50,000,000 divided by 5,392,308 and multiplied by 196,154).

1.3.	"Cause" will have the meaning given it in the Consulting Agreement.

1.4.
"Consulting Agreement" will mean the Consulting Agreement of June ___, 2011 between the Company and the Consultant, according to which the Consultant supplies the services of Izhak Nakar to the Company.

1.5.
"M&A Event" will mean (i) any consolidation, merger or reorganization of the Company with or into any other corporation or other entity or Person, or any other corporate reorganization, in which the shareholders of the Company immediately prior to such consolidation, merger or reorganization, own less than 50% of the voting power of the surviving entity (or in the event shares or ownership interests of an affiliated entity are issued in such transaction, less than 50% of the voting power of such affiliated entity) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the shareholders of the Company are parties in which no less than 50% of the Company's outstanding voting power is transferred (e.g. by way of the sale of all or substantially all of the Company's share capital) or (iii)  the sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by the Company of all or substantially all the assets of the Company.

1.6.
“Recapitalization Event” means any split or consolidation of shares, the distribution of Bonus shares, any recapitalization of the Company's equity securities pursuant to Section 350 of the Companies Law and any other reclassification or similar events.

2.	Entitlement to Bonus

2.1.	In addition to his other rights under the Consulting Agreement:

2.1.1.	if an M&A Event closes while the Consultant is employed by the Company, the Company will pay the Bonus Amount to the Consultant as a one-time, gross Bonus.

2.1.2.
if an M&A Event closes following the termination of the Consultant's employment, provided that such termination was not in one of the circumstances mentioned in Section 2.2, the Company will pay to the Consultant,  as a one-time, gross Bonus:

2.1.2.1.	if such termination occurred during the first year of the term of the Consultant's employment and an M&A Event closes within 3 months of the termination, 50% of the Bonus Amount;

2.1.2.2.	if such termination occurred during the second year of the term of the Consultant's employment and an M&A Event closes within 6 months of the termination, 66% of the Bonus Amount;

2.1.2.3.	if such termination occurred during the third year of the term of the Consultant's employment and an M&A Event closes within 9 months of the termination, 83% of the Bonus Amount;

2.1.2.4.	if such termination occurred after the third year of the term of the Consultant's employment and an M&A Event closes within 9 months of the termination, 100% of the Bonus Amount;

C 1 - 2

2.2.	The Company will not be obligated to pay any Bonus if, prior to an M&A Event:

2.2.1.	the Consultant terminated his employment with the Company for any reason; or

2.2.2.	the Company terminated the Consultant's employment for Cause.

2.3.
The Company will pay the Bonus at the same time as shareholders of the Company receive consideration, dividends or other compensation for their shares in the context of an M&A Event. If payments to shareholders are made in stages, the payments of the Bonus will be made in parallel and proportionately to the payments to the shareholders.

3.	Taxes

3.1.	The receipt of the Bonus may result in tax consequences for the Consultant. The Consultant is advised to consult a tax adviser with respect to the potential tax consequences.

3.2.
Any tax consequences arising from the payment of the Bonus or from any other event or act (of the Company, its affiliates or the Consultant) under this Agreement will be borne solely by the Consultant. The Company will withhold taxes according to the requirements under the applicable laws, rules and regulations.

3.3.	The Company will add Value Added Tax to any payment made by it to the Consultant under this Agreement and the Consultant will issue a VAT receipt following such payment.

4.	Miscellaneous

4.1.
The Consultant will regard the information in this Agreement as confidential information and the Consultant will not reveal its contents to anyone except when required by law or for the purpose of gaining legal or tax advice.

4.2.
Nothing in this Agreement will impose any obligation on the Company or an affiliate to continue the Consultant’s employment or service or confer upon the Consultant any right to continue in the employ or service of the Company or an affiliate or restrict the right of the Company or an affiliate to terminate such employment or service at any time.

4.3.
This Agreement constitutes the entire agreement between the Consultant and the Company with respect to the Bonus and supersedes all prior agreements, understandings and arrangements, oral or written, between the Consultant and the Company with respect to its subject matter.

4.4.	The failure of any party to enforce at any time any provisions of this Agreement will in no way be construed to be a waiver of such provision or of any other provision hereof.

4.5.	This Agreement will be binding upon the heirs, executors, administrators and successors of the parties hereof.

4.6.
All notices or other communications given or made hereunder will be in writing and will be delivered or mailed by registered mail or delivered by email or facsimile with written confirmation of receipt to the Company at its main business address or at such other place as the Company may designate by written notice to the Consultant and to the Consultant at the address above. The Consultant is responsible for notifying the Company in writing of any change in the Consultant’s address, and the Company will be deemed to have complied with any obligation to provide the Consultant with notice by sending such notice to the address indicated above.

C 1 - 3

4.7.
This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument. Counterparts may be signed by fax or by scan transmitted by email.

5.	Condition Precedent

The Company will be obligated to pay the Bonus only upon the approval by the general meeting of the shareholders of the Company of the grant of the Bonus in accordance with this Agreement, notwithstanding the provisions of the Company's Compensation Policy.

The Company will convene a general meeting of the Company's shareholders to consider approval of the grant of the Bonus at the earlier of (i) the forthcoming annual general meeting of the Company's shareholders or (ii) immediately preceding the closing of an M&A Event. The Consultant is aware that the Company cannot give any assurance that the shareholders will agree to do so.  Should the shareholders fail to do so within one year of the Effective Date, this Agreement will be of no further effect, neither party will have any claim against the other and the Consultant will have no claim against the Company, its affiliates or the Company's or its affiliates'' directors, officers, employees or consultants.

[signature page follows]

C 1 - 4

[signature page – Bonus Agreement TIS, Izhak Nakar]

We hereby agree to the above:

Company’s signature:	Consultant's signature:

Name: ___________	Name: Izhak Nakar

Position:___________	Position: Active Chairman

Signature: ________________	Signature: ________________

We are shareholders of the Company.  We undertake to vote our shares at any General Meeting of the shareholders of the Company to approve the Bonus.

_______________________          _______________________
Nir 4 You Ltd.                                       Ido Schechter

___________________
Don Dixon

C-1 - 5

Exhibit C2

December 23, 2015

Top Image Systems Ltd.

Re:  Bonus Agreement of August, 2015

Dear Sirs and Madams:

I agree that, notwithstanding anything to the contrary in the subject agreement, I will not be entitled to receive the Bonus in the event of an M&A Event which reflects a valuation of the Parent Company of less than $90,000,000.

Anir Vision Ltd.
by: Izhak Nakar
its: director